December 28, 2016
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chatham Lodging Trust
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333- 215308)

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-215308) filed with the Commission on December 23, 2016, together with all exhibits thereto (collectively, the “Registration Statement”).
The Company requests withdrawal of the Registration Statement because of a filing error relating to EDGAR coding. The Registration Statement should have been filed under code S-3ASR and was inadvertently filed under code S-3. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been issued or sold under the Registration Statement.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact David C. Wright of Hunton & Williams LLP at (804) 788-8638.

Sincerely,

/s/ Eric Kentoff
Name:	Eric Kentoff
Title:	Senior Vice President, Secretary and General Counsel

222 Lakeview Ave., Suite 200
West Palm Beach, FL 33401